SECURITI SION

08028702

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 50975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ODDO SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET

(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIPPE BOUCLAINVILLE (212) 481-4002

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA

(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PHILIPPE BOUCLAINVILLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ODDO SECURITIES CORPORATION, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT & COO

Title

RIMA KAIDBEY
Notary Public, State of New York
No. 01KA6159685
Qualified in New York County
Commission Expires Jan. 22, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODDO SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ODDO Securities Corporation:

We have audited the accompanying statement of financial condition of ODDO Securities Corporation, (the "Company"), as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ODDO Securities Corporation as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 3, 2008

ODDO SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 7,033,100
Due from parent	546,388
Accounts receivable – customer	6,625,406
Equipment and leasehold improvements, (net of accumulated depreciation and amortization of $359,386)	169,243
Due from clearing broker	331,567
Deferred tax asset	9,715
Security deposit	68,018
Fail to deliver	974,196
Other assets	101,930
TOTALS ASSETS	$ 15,859,563

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable- customer	$ 974,196
Accounts payable	151,760
Fail to receive	6,625,406
Accrued expenses	2,913,587
Income tax payable	679,078
Deferred tax liability	6,751
Total Liabilities	11,350,778
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 1 share issued and outstanding	
Additional paid-in capital	2,749,911
Retained earnings	1,758,874
Total stockholder's equity	4,508,785
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 15,859,563

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND BUSINESS

ODDO Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial industry Regulatory Authority, Inc. The Company engages primarily in brokerage and investment advisory services with respect to European securities. The Company is a wholly owned subsidiary of ODDO & Cie (the "Parent").

The Company acts as an agent for customers in the purchase and sale primarily of foreign securities. The Company executes and clears all of these trades through the Parent and through Edgetrade.com. These trades are settled on a delivery versus payment basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company records all securities transactions on a trade-date basis. The Parent pays the Company a fee equivalent to the expenses incurred plus eight percent.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3. REGULATORY REQUIREMENTS (continued)

At December 31, 2007, the Company had net capital (as defined) of $3,613,491 which was $3,363,491 in excess of the required minimum net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through the Parent and a U.S. introducing broker and claims exemption under sections (k)(2)(i) of Rule 15c3-3.

NOTE 4. INCOME TAXES

Significant components of the income tax expense are as follows:

Current Tax	Amount
FED	$ 427,516
NYS	124,750
NYC	126,914
Total Current Tax	679,180
Deferred Tax	
FED	38,178
NYS	10,719
NYC	12,000
Total Deferred Tax	60,897
Total Taxes	$ 740,077

The statutory rate differs from the effective rate primarily due to the effects of state and local taxes.

The deferred tax asset primarily represents the difference between the accrual and cash basis of reporting and differences between book and tax depreciation.

NOTE 5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at December 31, 2007:

	Cost
Leasehold improvements	$ 182,363
Office equipment	342,663
Software	3,603
Less: accumulated depreciation and amortization	(359,386)
Net equipment and leasehold improvements	$ 169,243

Depreciation expense for the year ended December 31, 2007 was $100,127.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The company leases office space under a non-cancelable operating lease. The lease expires in June 2010. The following is a schedule of future minimum lease payments:

Year Ending December 31	
2008	301,620
2009	301,620
2010	150,810
	$ 754,050

Rent expense for the year ended December 31, 2007 was $258,311.

END